UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)
American Bank Note Holographics, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
024490104
(CUSIP Number)
Charles J. Kittredge
Crane & Co., Inc.
30 South Street
Dalton, MA 01226
Telephone: (413) 684-6202
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copies to:
James W. Hackett, Jr., Esq.
Choate, Hall & Stewart LLP
Two International Place
Boston, MA 02110
December 10, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
Crane & Co., Inc.—04-1215780

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

US

	7.	Sole Voting Power

Number of

Shares	8.	Shared Voting Power
Beneficially
Owned by		3,387,720

Each	9.	Sole Dispositive Power
Reporting
Person		3,387,720

With	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,387,720

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

17.45%

14.	Type of Reporting Person (See Instructions)

CO

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This Schedule 13D/A (Amendment No. 2) is being filed by Crane & Co., Inc. (the “Reporting Person”) to amend and supplement the Schedule 13D of the Reporting Person filed on September 21, 2000, with the Securities and Exchange Commission and Amendment No.1 thereto filed on December 5, 2005. Except as specifically amended hereby, the disclosure set forth in the previously filed Scheduled 13D, as amended, shall remain unchanged.
Item 1. Security and Issuer.
     This statement relates to the Common Stock, $.01 par value (the “Common Stock”), of American Bank Note Holographics, Inc. (the “Issuer”), a Delaware corporation, with its principal executive offices located at 2 Applegate Drive, Robbinsville, New Jersey 08691.
Item 2. Identity and Background
     There is no change to the information previously reported in response to Item 2.
Item 3. Source and Amount of Funds or Other Consideration.
     In connection with the execution of that certain Agreement and Plan of Merger, dated as of December 10, 2007 (the “Merger Agreement”), among JDS Uniphase Corporation (“Parent”), Light Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Issuer, the Reporting Person entered into a Voting Agreement, dated as of December 10, 2007, with Purchaser and Parent (the “Voting Agreement”).
     Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding shares of the Issuer’s common stock will be converted into the right to receive $1.00 in cash and $5.15 of common stock of Parent. The value of Parent’s shares to be paid pursuant to the Merger Agreement will be determined with reference to the average of the closing sale price for a share of Parent common stock on the Nasdaq Global Market for the five consecutive trading days ending with, but including, the trading day that is three trading days prior to the date of the closing of the transaction. The Reporting Person has not and will not receive any consideration in connection with signing the Voting Agreement, other than such consideration it shall receive in connection with the conversion of its shares of Common Stock into the right to receive shares of the common stock of Purchaser pursuant to the Merger Agreement.
     References to and the descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement, which agreements are filed as Exhibits 10.1 and 10.2 hereto and incorporated herein by reference.

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Item 4. Purpose of Transaction.
(a)-(b) Pursuant to the Merger Agreement, Parent, Purchaser and the Issuer have agreed that Purchaser will merge with and into the Issuer, with the Issuer being the surviving corporation (the “Merger”). As a result of the Merger, the Issuer will become a wholly owned subsidiary of Purchaser. The Merger is subject to the obtaining of certain regulatory approvals, the approval of the Issuer’s stockholders and other customary closing conditions.
     Pursuant to and subject to the terms of the Voting Agreement, the Reporting Person has agreed to vote, or provide written consent with respect to, all shares of common stock of the Issuer owned of record or beneficially by the Reporting Person and over which it has voting control: (a) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other actions contemplated by the Merger Agreement, (b) against any Acquisition Proposal (as defined in the Merger Agreement) between the Issuer and any person other than Parent and Purchaser, and (c) against any other action, agreement or proposal that could reasonably be expected to result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled or which could reasonably be expected to otherwise impede, interfere with, delay, postpone or materially adversely affect the Merger or the other transactions contemplated by the Merger Agreement. The Reporting Person has irrevocably and unconditionally granted a proxy appointing officers of Parent as its attorney-in-fact and proxy to vote the Reporting Person’s shares as described above.
     The Reporting Person has further agreed, pursuant to the Voting Agreement and subject to certain exceptions, not to (a) grant any proxy or power of attorney, deposit any of its shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such shares except as provided in the Voting Agreement; or (b) take any other action that would make any representation or warranty of the Reporting Person contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling the Reporting Person from performing its obligations under the Voting Agreement, the Merger Agreement and the other documents contemplated thereby. In addition, the Reporting Person has agreed, pursuant to the Voting Agreement and subject to certain exceptions, not to sell, pledge, assign, encumber, transfer or dispose of, grant an option, contract or other arrangement or understanding with respect to, its shares or any interest in such shares to any person other than Parent.
     The Voting Agreement terminates on the earliest to occur of the date (i) the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the Merger Agreement terminates in accordance with its terms or (iii) upon mutual written agreement of the parties to terminate the Voting Agreement.

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Item 5. Interest in Securities of the Issuer.
(a) The Reporting Person has beneficial ownership of 3,387,720 shares of Common Stock. The Common Stock owned by the Reporting Person represents approximately 17.45% of the outstanding Common Stock. The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock except the 3,387,720 shares with respect to which it possesses sole dispositive power.
(b) As a result of the Voting Agreement, he Reporting Person may be deemed to have shared power with Parent and Purchaser to vote or direct the voting of the 3,387,720 shares of Common Stock held by it with respect to those matters described in Item 4.
The Reporting Person has sole power to dispose of, or to direct the disposition of, the 3,387,720 shares of Common Stock held by it.
(c) Other than as a result of the Merger described above, not applicable.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
      Other than as described in this Schedule 13D or as set forth in or contemplated by the Merger Agreement an the Voting Agreement, which are filed as Exhibits 10.1 and 10.2 hereto, and the original Stock Purchase Agreement, dated as of June 30, 2000, by and between the Issuer and the Reporting Person, there are no contracts, arrangement, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be filed as Exhibits.

Exhibit No.	Description

10.1	Agreement and Plan of Merger, dated as of December 10, 2007, among JDS Uniphase Corp., Light Acquisition Corp. and American Bank Note Holographics, Inc.

10.2	Voting Agreement, dated as of December 10, 2007, among JDS Uniphase Corp., Light Acquisition Corp. and Crane & Co., Inc.

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Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 12, 2007

CRANE & CO., INC.

By:	/s/ Douglas A. Crane

Name:	Douglas A. Crane
Title:	Vice President